CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)

($ millions)	Note	March 31 2014	December 31 2013
Assets
Current assets
Cash and cash equivalents		153	51
Trade receivables and other		432	434
Derivative financial instruments	11	9	4
Inventory		135	159
		729	648
Non-current assets
Property, plant and equipment	4	6,041	5,750
Intangible assets and goodwill		2,551	2,564
Investments in equity accounted investees		165	165
Deferred tax assets		12	15
		8,769	8,494
Total Assets		9,498	9,142

Liabilities and Shareholders' Equity
Current liabilities
Trade payables and accrued liabilities		460	461
Taxes payable		26	38
Dividends payable		45	44
Loans and borrowings	5	262	262
Derivative financial instruments	11	16	13
		809	818
Non-current liabilities
Loans and borrowings	5	1,360	1,409
Convertible debentures	6	521	604
Derivative financial instruments	11	107	107
Employee benefits, share-based payments and other		23	25
Provisions	7	338	309
Deferred tax liabilities		717	699
		3,066	3,153
Total Liabilities		3,875	3,971
Equity
Equity attributable to shareholders of the Company
Common share capital	8	6,172	5,972
Preferred share capital	8	636	391
Deficit		(1,182)	(1,189)
Accumulated other comprehensive income		(8)	(8)
		5,618	5,166
Non-controlling interest		5	5
Total Equity		5,623	5,171
Total Liabilities and Equity		9,498	9,142

See accompanying notes to the condensed consolidated interim financial statements

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CONDENSED CONSOLIDATED INTERIM STATEMENT OF EARNINGS AND COMPREHENSIVE INCOME

(unaudited)

3 Months Ended March 31 ($ millions, except per share amounts)	Note	2014	2013
Revenue		1,759	1,249
Cost of sales		1,459	1,053
Gain on commodity-related derivative financial instruments		2	8
Gross profit		302	204

General and administrative		37	33
Other expense (income)		1	(1)
		38	32
Results from operating activities		264	172
Net finance costs	9	61	51
Earnings before income tax		203	121

Current tax expense		34	4
Deferred tax expense		22	26
Income tax expense		56	30

Earnings and total comprehensive income for the period attributable to shareholders		147	91

Earnings per common share (dollars)
Basic		0.44	0.30
Diluted		0.41	0.30

Weighted average number of common shares (millions)
Basic		319	296
Diluted		340	297

See accompanying notes to the condensed consolidated interim financial statements

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CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		Attributable to Shareholders of the Company
($ millions)	Note	Common Shares	Preferred Shares	Deficit	Accumulated Other Comprehensive Income	Total	Non- controlling Interest	Total Equity
December 31, 2013		5,972	391	(1,189)	(8)	5,166	5	5,171
Earnings and total comprehensive income				147		147		147
Transactions with shareholders of the Company
Preferred shares issued, net of issue costs	8		245			245		245
Dividend reinvestment plan	8	77				77		77
Debenture conversions	8	118				118		118
Share-based payment transactions and other	8	5				5		5
Dividends declared – common	8			(134)		(134)		(134)
Dividends declared – preferred	8			(6)		(6)		(6)
Total transactions with shareholders of the Company		200	245	(140)		305		305
March 31, 2014		6,172	636	(1,182)	(8)	5,618	5	5,623

December 31, 2012		5,324		(1,028)	(26)	4,270	5	4,275
Earnings and total comprehensive income				91		91		91
Transactions with shareholders of the Company
Common shares issued, net of issue costs		335				335		335
Dividend reinvestment plan		67				67		67
Share-based payment transactions, debenture conversions and other		(3)				(3)		(3)
Dividends declared – common				(121)		(121)		(121)
Total transactions with shareholders of the Company		399		(121)		278		278
March 31, 2013		5,723		(1,058)	(26)	4,639	5	4,644

See accompanying notes to the condensed consolidated interim financial statements

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CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(unaudited)

3 Months Ended March 31 ($ millions)	Note	2014	2013
Cash provided by (used in)
Operating activities
Earnings for the period		147	91
Adjustments for
Depreciation and amortization		54	43
Unrealized gain on commodity-related derivative financial instruments		(4)	(6)
Net finance costs	9	61	51
Current tax expense		34	4
Deferred tax expense		22	26
Share-based compensation expense		10	9
Change in non-cash operating working capital		(7)	17
Payments from equity accounted investees and other			5
Net interest paid		(11)	(8)
Taxes paid		(45)
Cash flow from operating activities		261	232
Financing activities
Repayment of loans and borrowings		(50)	(325)
Issuance of common shares			345
Issuance of preferred shares		250
Financing fees		(8)	(16)
Exercise of stock options		4	3
Dividends paid (net of shares issued under the dividend reinvestment plan)		(62)	(52)
Cash flow from financing activities		134	(45)
Investing activities
Capital expenditures		(287)	(137)
Changes in non-cash investing working capital and other		(1)	(24)
Interest paid during construction		(4)	(2)
Proceeds from sale of assets		1
Contributions to equity accounted investees		(2)	(5)
Cash flow used in investing activities		(293)	(168)
Change in cash		102	19
Cash, beginning of period		51	27
Cash and cash equivalents end of period		153	46

See accompanying notes to the condensed consolidated interim financial statements

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NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the three months ended March 31, 2014. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2013. The Interim Financial Statements were authorized for issue by Pembina’s Board of Directors on May 8, 2014.

Pembina owns or has interests in pipelines that transport conventional crude oil, condensate and natural gas liquids ("NGL"), oil sands and heavy oil pipelines, gas gathering and processing facilities, and an NGL infrastructure and logistics business. Facilities are located in Canada and in the United States. Pembina also offers midstream services that span across its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2013 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements. Certain insignificant comparative amounts have been reclassified to conform with the presentation adopted in the current year.

New standards

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standards Board or International Financial Reporting Interpretations Committee were adopted as of January 1, 2014 without any material impact to Pembina’s Financial Statements: IAS 32 Financial Instruments and IFRIC 21 Levies.

3. DETERMINATION OF FAIR VALUES

A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure based on methods as set out in the December 31, 2013 financial statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

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4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2013	106	2,783	2,670	697	636	6,892
Capital expenditures		13	19	6	249	287
Change in decommissioning provision		16	10			26
Capitalized interest					8	8
Transfers		26	27	17	(70)
Other		3	(1)	7		9
Balance at March 31, 2014	106	2,841	2,725	727	823	7,222

Depreciation
Balance at December 31, 2013	5	824	241	72		1,142
Depreciation		13	21	7		41
Disposals and other				(2)		(2)
Balance at March 31, 2014	5	837	262	77		1,181

Carrying amounts
December 31, 2013	101	1,959	2,429	625	636	5,750
March 31, 2014	101	2,004	2,463	650	823	6,041

Commitments

At March 31, 2014, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $1,566 million (December 31, 2013: $1,322 million).

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5. LOANS AND BORROWINGS

This note provides information about the contractual terms of the Company's interest-bearing loans and borrowings, which are measured at amortized cost.

Carrying value, terms and conditions, and debt maturity schedule

Terms and conditions of outstanding loans were as follows:

					Carrying amount
($ millions)	Available facilities at March 31, 2014	Nominal interest rate	Year of maturity		March 31 2014	December 31 2013
Operating facility(3)	30	prime + 0.45 or BA(2) + 1.45	2015	(1)
Revolving unsecured credit facility(3)	1,500	prime + 0.45 or BA(2) + 1.45	2019			46
Senior unsecured notes – Series A	175	5.99	2014		174	175
Senior unsecured notes – Series C	200	5.58	2021		196	197
Senior unsecured notes – Series D	267	5.91	2019		265	266
Senior unsecured term facility	75	6.16	2014		75	75
Senior unsecured medium-term notes 1	250	4.89	2021		249	249
Senior unsecured medium-term notes 2	450	3.77	2022		448	448
Senior unsecured medium-term notes 3	200	4.75	2043		198	198
Subsidiary debt	8	5.04	2014		8	8
Finance lease liabilities					9	9
Total interest bearing liabilities	3,155				1,622	1,671
Less current portion					(262)	(262)
Total non-current					1,360	1,409

(1)	Operating facility expected to be renewed on an annual basis.
(2)	Bankers' Acceptance.

(3)	The nominal interest rate is based on the Company's credit rating at December 31, 2013.

Pembina's $1.5 billion revolving unsecured credit facility was extended by one year from March 2018 to March 2019 and the $30 million operating facility was also extended by one year from July 2014 to July 2015.

On April 4, 2014, the Company issued $600 million senior unsecured medium-term notes and subsequently repaid the $75 million senior unsecured term facility on April 7, 2014.

6. CONVERTIBLE DEBENTURES

($ millions, except as noted)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance at December 31, 2013	290	153	161	604
Conversions and redemptions	(3)	(80)		(83)
Balance at March 31, 2014	287	73	161	521

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7. PROVISIONS

($ millions)	Total
Balance at December 31, 2013	309
Unwinding of discount rate	3
Change in rates	26
Balance at March 31, 2014	338

The Company applied a 2 percent inflation rate per annum (December 31, 2013: 2 percent) and a risk free rate of 3 percent (December 31, 2013: 3.2 percent) to calculate the present value of the decommissioning provision. The re-measured decommissioning provision increased property, plant and equipment and decommissioning provision liability.

8. SHARE CAPITAL

Common Share Capital

($ millions, except as noted)	Number of Common Shares (thousands)	Common Share Capital
Balance at December 31, 2013	315,144	5,972
Dividend reinvestments	2,128	77
Debenture conversions	3,468	118
Share-based payment transactions and other	167	5
Balance at March 31, 2014	320,907	6,172

Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (thousands)	Preferred Share Capital
Balance at December 31, 2013	16,000	391
Class A, Series 5 Preferred shares issued, net of issue costs	10,000	245
Balance at March 31, 2014	26,000	636

On January 16, 2014, Pembina closed its offering of 10,000,000 cumulative redeemable rate reset Class A Preferred shares, Series 5 (the "Series 5 Preferred Shares") at a price of $25.00 per share for aggregate proceeds of $250 million. The holders of Series 5 Preferred Shares are entitled to receive fixed cumulative dividends at an annual rate of $1.25 per share, if, as and when declared by the Board of Directors. The dividend rate will reset on June 1, 2019 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 3 percent. The Series 5 Preferred Shares are redeemable by the Company at its option on June 1, 2019 and on June 1 of every fifth year thereafter.

Holders of the Series 5 Preferred Shares have the right to convert their shares into cumulative redeemable floating rate Class A Preferred shares, Series 6 ("Series 6 Preferred Shares"), subject to certain conditions, on June 1, 2019 and on June 1 of every fifth year thereafter. Holders of Series 6 Preferred Shares will be entitled to receive a cumulative quarterly floating dividend at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill yield plus 3 percent, if, as and when declared by the Board of Directors of Pembina.

Proceeds from the offering were used to partially fund capital projects, to reduce indebtedness under the Company's credit facilities, and for other general corporate purposes of the Company. The Series 5 Preferred Shares began trading on the Toronto Stock Exchange on January 16, 2014 under the symbol PPL.PR.E.

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Dividends

The following dividends were declared by the Company:

Three Months Ended March 31 ($ millions)	2014	2013
Common shares
$0.42 per qualifying share (2013: $0.405)	134	121
Preferred shares
$0.3726 per qualifying Series 1 share (2013: nil)	3
$0.1932 per qualifying Series 3 share (2013: nil)	2
$ 0.1507 per qualifying Series 5 share (2013: nil)	1
	6

On April 3, 2014, Pembina announced that the Board of Directors declared a dividend for April of $0.14 per qualifying common share ($1.68 annualized) in the total amount of approximately $45 million.

9. NET FINANCE COSTS

Three Months Ended March 31 ($ millions)	2014	2013
Interest income from:
Bank deposits and other	(1)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	14	17
Convertible debentures	10	11
Unwinding of discount rate	3	2
Gain in fair value of non-commodity-related derivative financial instruments	2	(1)
Loss on revaluation of conversion feature of convertible debentures	34	22
Foreign exchange gains and other	(1)
Net finance costs	61	51

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10. OPERATING SEGMENTS

Three Months Ended March 31, 2014 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	117	52			(13)	156
NGL product and services, terminalling, storage and hub services				1,561		1,561
Gas services			42			42
Total revenue	117	52	42	1,561	(13)	1,759
Operating expenses	40	18	13	25	(1)	95
Cost of goods sold, including product purchases				1,325	(13)	1,312
Realized loss on commodity-related derivative financial instruments				2		2
Operating margin	77	34	29	209	1	350
Depreciation and amortization included in operations	13	5	6	28		52
Unrealized gain on commodity-related derivative financial instruments	1			3		4
Gross profit	65	29	23	184	1	302
Depreciation included in general and administrative					2	2
Other general and administrative	3	1	1	6	24	35
Other expenses			1			1
Reportable segment results from operating activities	62	28	21	178	(25)	264
Net finance costs	1			2	58	61
Reportable segment earnings (loss) before tax	61	28	21	176	(83)	203
Capital expenditures	141	5	72	65	4	287

(1)	5.9 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $86 million associated with U.S. midstream sales.

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Three Months Ended March 31, 2013 ($ millions)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	96	43			(13)	126
NGL product and services, terminalling, storage and hub services				1,095		1,095
Gas services			28			28
Total revenue	96	43	28	1,095	(13)	1,249
Operating expense	35	12	9	22	(1)	77
Cost of goods sold, including product purchases				947	(13)	934
Realized gain on commodity-related derivative financial instruments				2		2
Operating margin	61	31	19	128	1	240
Depreciation and amortization included in operations	2	5	4	31		42
Unrealized gain on commodity-related derivative financial instruments	1			5		6
Gross profit	60	26	15	102	1	204
Depreciation included in general and administrative					1	1
Other general and administrative	3		1	7	21	32
Other income					1	1
Reportable segment results from operating activities	57	26	14	95	(20)	172
Net finance costs	1				50	51
Reportable segment earnings (loss) before tax	56	26	14	95	(70)	121
Capital expenditures	61	12	39	24	1	137

(1)	5.6 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $51 million associated with U.S. midstream sales.

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11. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	March 31, 2014		December 31, 2013
($ millions)	Carrying Amount	Fair Value	Carrying Amount		Fair Value
Financial assets carried at fair value
Derivative financial instruments	9	9	4		4
Financial assets carried at amortized cost
Cash and cash equivalents	153	153	51		51
Trade and other receivables	432	432	434		434
	585	585	485		485
Financial liabilities carried at fair value
Derivative financial instruments	123	123	120		120
Financial liabilities carried at amortized cost
Trade payables and accrued liabilities	460	460	461		461
Taxes payable	26	26	38		38
Dividends payable	45	45	44		44
Loans and borrowings	1,622	1,751	1,671		1,764
Convertible debentures	521	819	604	(1)	859	(2)
	2,674	3,101	2,818		3,166

(1)	Carrying amount excludes conversion feature of convertible debentures.

The basis for determining fair values is disclosed in Note 3 of the annual consolidated financial statements.

12. SUBSEQUENT EVENTS

On April 4, 2014, Pembina closed its offering of $600 million senior unsecured medium-term notes. The notes have a fixed coupon of 4.81 percent per annum, paid semi-annually, and will mature on March 25, 2044. The notes were offered through a syndicate of dealers under Pembina's short-form base shelf prospectus dated February 22, 2013, a related prospectus supplement dated April 24, 2013 and a related pricing supplement dated April 1, 2014. The Company used a portion of the proceeds from this offering to repay the $75 million senior unsecured term facility on April 7, 2014. Pembina intends to use the remainder of the proceeds to partially fund capital projects, repay the Series A unsecured notes and for other general corporate purposes.

Pembina announced on May 8, 2014, that it increased its monthly dividend by 3.6 percent from $0.14 per common share per month (or $1.68 annualized) to $0.145 per common share per month (or $1.74 annualized) effective as of the May 25, 2014 record date, payable June 13, 2014.

12